UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 25 March 2008
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.
Enclosures: Detailed terms of Sasol Inzalo Black Economic Empowerment (“BEE”)
transaction and withdrawal of cautionary announcement

SASOL LIMITED
Incorporated in the Republic of South Africa
(Registration number: 1979/003231/06)
JSE share code: SOL
NYSE share code: SSL
ISIN: ZAE000006896
US8038663006
(“Sasol” or “the Company”)

DETAILED TERMS OF SASOL INZALO BLACK ECONOMIC EMPOWERMENT (“BEE”)
TRANSACTION AND WITHDRAWAL OF CAUTIONARY ANNOUNCEMENT

Highlights

-    10% equity ownership of Sasol through the Sasol Inzalo BEE
Transaction
-    Broadening and transforming Sasol’s shareholder base as a
listed entity
-    63,1 million shares valued at R 25,9 billion - the single
largest broad-based BEE transaction to date
-    Sasol’s facilitation of Sasol Inzalo BEE transaction in line with market norms
-    Positive impact on net asset value per share
-    Marginal impact on unaudited pro forma annualised earnings, excluding the non -cash share-based payment charge
-    Participants will be employees, the Sasol Inzalo Foundation, black groups and the black public
-    Sasol Inzalo Foundation to facilitate skills development and capacity building in the critical areas of mathematics,
science and technology
-    Meaningful long-term benefits to be spread widely among black
South Africans, primarily in the lower income groups and
particularly women
-    Participants will benefit from Sasol’s domestic and
international growth
-    Compliance with the Broad-based BEE Codes of Good Practice, with effective black ownership of 19,7% of Sasol’s South
African business

1.
Introduction
In an announcement dated 10 September 2007, published on
SENS and in the press, shareholders were advised of Sasol’s
intention to conclude a 10% equity ownership transaction
(the “Transaction”), subject to shareholders’ approval. The
Transaction is called Sasol Inzalo. “Inzalo” is an
expressive word that signifies birth, creation of life and
new beginnings. At the closing price of R 410 per share
on 18 March 2008, the Sasol Inzalo BEE Transaction has a
value of R 25,9 billion.

If approved by shareholders, Sasol will conclude the
Transaction in respect of 10% of its issued share capital,
as at 18 March 2008. Unless indicated otherwise, the BEE
ownership percentages referred to in this announcement are
before giving effect to the Transaction. Black ownership
will be approximately 8,3% which represents an effective
19,7% of Sasol’s South African business in terms of the
Broad-Based Black Economic Empowerment Codes of Good
Practice (“Codes”).
Sasol’s current share repurchase programme, initiated on 7
March 2007, has resulted in the repurchase of 5,9% of Sasol
ordinary shares by Sasol Investment Company (Proprietary)
Limited, a wholly-owned subsidiary of Sasol. After the
implementation of the Transaction, and assuming no further
shares are repurchased by Sasol, the total will transaction
represent 9,6% of Sasol’s issued share capital.
Sasol intends to continue its current share repurchase
programme, subject to the financial position (including cash flow and gearing considerations) of the Company and the
prevailing market and economic conditions. Should Sasol
continue the current share repurchase programme (up to the
authorised limit of 10%) it would result in an increase in
the effective ownership by the participants in the
Transaction (“BEE Participants”) from 9,6% to 10%.
In the announcement dated 10 September 2007, Sasol indicated
that to mitigate dilution to existing ordinary shareholders:
-    it intended to repurchase, in terms of its current share
repurchase programme, the same number of shares as would
be issued in terms of the Transaction, namely 63,1
million Sasol ordinary shares; and
-    to the extent that Sasol had not repurchased 63,1 million
Sasol ordinary shares, it would consider a share
repurchase by way of a scheme of arrangement in terms of
Section 311 of the Companies Act , 1973 (“the scheme”).
In view of the number of shares repurchased to date and
Sasol’s intention to resume its current share repurchase
programme, under the aforementioned conditions, Sasol has
decided not to proceed with the scheme.
2. Rationale for and principles of the Transaction
In line with Sasol’s empowerment objectives, the Transaction has been designed to provide long-term benefits to a broad
group of Black People (as defined in the Codes) with a focus on Sasol’s own employees and lower income groups,
particularly women.
As a major participant in the South African economy, Sasol
welcomes the role that it can play in helping to meet the
country’s socio-economic and growth objectives. In addition

to this, the establishment of the Sasol Inzalo Foundation
(the “Sasol Inzalo Foundation” or the “Foundation”) will
facilitate skills development and capacity building in the
critical areas of mathematics, science and technology.
Sasol is committed to advancing these empowerment
initiatives in ways that are sustainable, credible and of
benefit to all its stakeholders and to the country as a
whole. By focusing on broad-based empowerment, skills
development and capacity building, the Transaction will go
to the heart of these objectives.
During the design phase of the Transaction, Sasol was guided primarily by the following principles:
-    the vesting of full voting and economic rights, subject
to the requirements of Sasol and the external funders
(“Financing Institutions”), in the BEE Participants from
inception, directly or through separate investment
entities, in respect of 10% of the issued share capital
of Sasol;
-    focusing on broad-based groups with at least 51% black
ownership and/or at least 51% black beneficiaries (“Black
Groups”) with significant involvement of broad-based
women’s groups;
-    enabling the active involvement of Black Groups in
Sasol’s transformation, skills and capacity building
programme;
-    creating the Sasol Inzalo Foundation, which will focus on
skills development and capacity building in South Africa
including the communities in Sasolburg and Secunda;
-    achieving a sustainable transaction at an acceptable
economic cost (within market norms and inclus ive of any
dilution) to shareholders;
-    ensuring compliance with the letter and spirit of the
Codes; and
-    broadening ownership in Sasol among its employees.
3. Transaction overview
3.1      Transaction structure
The Transaction will be structured as follows:

Please refer to diagram in press version.
The BEE Participants will acquire indirect and/or direct
beneficial ownership in Sasol’s issued share capital as
follows:
-    all Sasol employees, black and white, below managerial
level that are permanently resident in South Africa or
who are migrant workers (“Sasol Employees”) and Sasol
black managers and black executive directors (“Black
Managers”) through the Sasol Inzalo Employee Trust and

the Sasol Inzalo Management Trust respectively
(collectively the “Employee Trusts”) - 4,0%;
-    the Sasol Inzalo Foundation, which will be established as
a trust - 1,5%;
-    selected Black Groups involved in Sasol’s business as
either trade unions, suppliers, customers or franchisees
(“Involved Groups”) and broad-based Black Groups involved
in skills development and capacity building particularly
in mathematics, science and technology or community
upliftment projects in Sasolburg or Secunda (“Broad-based
Groups”) (collectively “Selected Participants”) through
Sasol Inzalo Groups Limited (“Groups InvestCo”) and Sasol
Inzalo Groups Funding (Proprietary) Limited (“Groups
FundCo”) - 1,5%; and
-    members of the black South African public (“Black
Public”) – 3,0%:
•
through Sasol Inzalo Public Limited (“Public InvestCo”)
and Sasol Inzalo Public Funding (Proprietary) Limited
(“Public FundCo”) by way of a funded black public
invitation (the “Funded Invitation”); and
•
directly into Sasol by way of a share purchase scheme
where participants will subscribe for a separate class
of Sasol BEE Ordinary Shares for cash (the “Cash
Invitation”),
(collectively, the “Sasol Inzalo Black Public
Invitations”).

The Employee Trusts, Foundation, Groups FundCo, Public FundCo and
the Black Public participating through the Cash Invitation
together comprise the “BEE Shareholders”.

The Employee Trusts and the Foundation will be funded entirely through Sasol facilitation. Groups FundCo and Public FundCo
(collectively, the “Funding Companies”) will be funded by way of equity contributions and preference share funding (including preference shares subscribed for by Sasol), with appropriate
Sasol facilitation. The Cash Invitation will rely on cash
subscriptions from participants only.
The Transaction will endure for a period of ten years.
3.2      Issue price for the Sasol Preferred Ordinary Shares and the
Sasol BEE Ordinary Shares
Two new classes of shares, Sasol Preferred Ordinary Shares
and Sasol BEE Ordinary Shares, the terms of which are
outlined in paragraphs 4 and 5 below, will be created.
These shares will be issued at R 366 per share (the “Issue
Price”), being the 60 day volume weighted average price
(“VWAP”) of Sasol ordinary shares to 18 March 2008, being
the last day prior to the board of directors of Sasol (“the
Board”) reaching a decision on the Issue Price.

The Issue Price represents a discount of approximately 11%
to the Sasol closing price on 18 March 2008. The Board,
taking cognisance of the preliminary fairness opinion
provided by Deloitte & Touche Corporate Finance (“Deloitte”)
as contained in paragraph 14 below, is of the view that a 60 day VWAP is appropriate given the recent volatility of the
Sasol share price and the need for Sasol to ensure a
sustainable Transaction over the long term.

3.3      Specific issue of shares
In order to give effect to the Transaction, Sasol will issue to the BEE Shareholders:
-    34,7 million Sasol ordinary shares (5,5% of Sasol’s
issued share capital) at a nominal value of R0,01 per
share, subject to Sasol’s Repurchase Right at the end of
the Transaction term (detailed in paragraphs 6 and 7
below);
-    25,6 million Sasol Preferred Ordinary Shares (4,1% of
Sasol’s issued share capital) at the Issue Price. Should
the subscriptions for the Sasol BEE Ordinary Shares under
the Cash Invitation be less than 2,8 million shares, the
number of Sasol Preferred Ordinary Shares made available
for the Funded Invitation could be increased by such
shortfall, up to a maximum of 2,8 million Sasol Preferred
Ordinary Shares, so that the Sasol Preferred Ordinary
Shares that are available for the Funded Invitation could
reach a maximum of 18,9 million. Accordingly the number
of issued Sasol Preferred Ordinary Shares could therefore
reach a maximum in total of 28,4 million; and
-    2,8 million Sasol BEE Ordinary Shares (0,4% of Sasol’s
share capital) at the Issue Pric e. Should subscriptions
for the Sasol Preferred Ordinary Shares under the Funded
Invitation be less than 16,1 million shares, the
shortfall, up to a maximum of 16,1 million Sasol BEE
Ordinary Shares, will be made available for the Cash
Invitation and the number of issued Sasol BEE Ordinary
Shares could therefore reach a maximum of 18,9 million,
provided that the total number of Sasol Preferred Ordinary
Shares and Sasol BEE Ordinary Shares issued to the Black
Public under the Sasol Inzalo Black Public Invitations does
not exceed 18,9 million shares.
The shares will be issued as follows:

* the current market value of the shares is based on the closing share price on 18 March 2008 of R 410.

4.
Sasol Preferred Ordinary Shares
Sasol will create Sasol Preferred Ordinary Shares by
converting 28,4 million authorised, unissued, no par value
Sasol ordinary shares into Sasol Preferred Ordinary Shares.
Sasol will issue up to 28,4 million Sasol Preferred Ordinary
Shares as follows:
-    9,5 million Sasol Preferred Ordinary Shares or 1,5% of
Sasol’s issued share capital to Groups FundCo; and
-    up to 18,9 million Sasol Preferred Ordinary Shares or
3,0% of Sasol’s issued share capital to Public FundCo.
The Sasol Preferred Ordinary Shares will not be listed on
the JSE Limited (“JSE”).
The Sasol Preferred Ordinary Shares will carry a cumulative
preferred dividend right during the term of the Transaction, as follows:
-    R16,00 per annum for each of the three years ending 30
June 2011;
-    R22,00 per annum for the next three years until 30 June
2014; and
-    R28,00 per annum for the last four years until 30 June
2018.
The preferred ordinary dividend will be adjusted
appropriately such that the Funding Companies will not be
adversely affected, from a tax perspective, when the
proposed change from a secondary tax on companies to a
shareholder dividend withholding tax becomes effective.
Shares
(million)
%
interest
in Sasol
Current
market
value*
(R million)
Sasol ordinary shares
Employee Trusts 25,2 4,0 10 345
Sasol Inzalo Foundation 9,5 1,5 3 879
34,7 5,5 14 224
Sasol Preferred Ordinary Shares
Groups FundCo 9,5 1,5 3 879
Public FundCo 16,1 2,6 6 595
25,6 4,1 10 474
Sasol BEE Ordinary Shares
Black Public directly 2,8 0,4 1 164
Total 63,1 10,0 25 862

Such adjustment will only be made to the extent that Sasol
is not in a worse economic position after the adjustment.
The preferred dividend right of the Sasol Preferred Ordinary
Shares will rank ahead of the dividend rights of the Sasol
ordinary shares and Sasol BEE Ordinary Shares. Except for
the preferred dividend right, the Sasol Preferred Ordinary
Shares will rank pari passu with the Sasol ordinary shares.
At the end of the term of the Transaction, the preferred
dividend right will cease and the Sasol Preferred Ordinary
Shares will automatically be Sasol ordinary shares, which
will then be listed on the JSE as Sasol ordinary shares.
5. Sasol BEE Ordinary Shares
Sasol will create the Sasol BEE Ordinary Shares, by
converting 18,9 million authorised, unissued, no par value
Sasol ordinary shares into Sasol BEE Ordinary Shares. Sasol
will issue up to 18,9 million Sasol BEE Ordinary Shares to
those members of the Black Public who choose to participate
in the Transaction through the Cash Invitation and who
subscribe for these shares. The Sasol BEE Ordinary Shares,
which are more fully described in paragraph 9.5 below, will
rank pari passu with the Sasol ordinary shares and will
differ only in the fact that they will not be listed. The
Sasol BEE Ordinary Shares cannot be traded for the first two years of the Transaction and, for the remainder of the
Transaction term, can only be traded between Black People
and Black Groups. At the end of the Transaction term, the
Sasol BEE Ordinary Shares will automatically be Sasol
ordinary shares and will then be listed on the JSE.

6.
Employee participation
6.1      Introduction
The employee share ownership schemes that will be
established for the benefit of Sasol Employees (the
“Employee Scheme”) and Black Managers (the “Management
Scheme”) (collectively, “Sasol Inzalo Schemes”) will benefit from the 4,0% of Sasol’s issued share capital issued to the
Employee Trusts.
The Sasol Inzalo Schemes are intended to broaden ownership
in Sasol among Sasol’s employees and to spread a significant portion of the benefit of the Transaction amongst Sasol
employees to contribute to the sustained success of Sasol.
The participation in the Transaction of each Employee Trust
is set out below.

Employee Trusts
Shares
(million)
% of Sasol          Current
market
value*
(R
million)
Sasol Inzalo Employee
Trust
23,3 3,7% 9 569
Sasol Inzalo Management
Trust
1,9 0,3% 776
Total 25,2 4,0% 10 345
* The current market value of the shares is based on the closing share price on 18 March 2008 of R410.
Vested rights will be allocated to black Sasol Employees and
Black Managers in respect of approximately 2,3% of Sasol’s
issued share capital. Vested rights will be allocated to
white employees and migrant workers who will participate in
the Employee Scheme in respect of approximately 1,7% of
Sasol’s issued share capital. 58% of the participants in
the Sasol Inzalo Schemes will be Black People and 42% will
be white employees and migrant workers. White employees and
migrant workers will not be included in the calculation of
BEE points in terms of the Codes.

6.2      Terms of participation by Sasol Employees and Black Managers
Participants in the Sasol Inzalo Schemes will each be
granted vested rights to Sasol ordinary shares. This is
subject to Sasol being entitled to repurchase a number of
shares, determined in terms of a formula, at the end of the
Transaction term (the “Repurchase Right”). Each right
granted to a participant in the Sasol Inzalo Schemes will
correspond to one Sasol ordinary share. These rights will
vest at the inception of each of the schemes. The Sasol
Employees and Black Managers will not be required to
contribute equity and will become entitled, from inception,
to the distribution of all the ordinary dividends received
by the Employee Trusts (as described in paragraph 6.3
below), in proportion to their respective rights.
Each participant in the Employee Scheme will be allocated
vested rights to 850 Sasol ordinary shares, equivalent to
approximately R350 000 at the closing price on 18 March 2008 of R 410 per share. The allocation of vested rights to
Sasol ordinary shares in the Management Scheme will be on
the basis of seniority and range from 5 000 to 25 000. 10%
of the shares in the Employee Trusts will be set aside for
new employees appointed during the first five years of the
Transaction.
Black Sasol executive directors will participate in the
Black Management Scheme and will accordingly be related
parties for purposes of the JSE Listings Requirements.

Sasol Employees or Black Managers who leave the employ of
Sasol during the term of the Transaction by reason of
dismissal will forfeit all their rights to Sasol ordinary
shares.
A Sasol Employee or Black Manager who leaves the employ of
Sasol by reason of resignation:
-    within the first three ye ars after having been allocated
vested rights will forfeit all such rights; and
-    three years or more after having been allocated vested
rights will forfeit 10% of such rights for each full year
or part thereof remaining from the date of resignation
until the end of the term of the Transaction.
Sasol Employees or Black Managers who leave the employ of
Sasol by reason of retirement, early retirement, ill health
or dismissal due to operational requirements at any time
during the term of the Transaction will retain their entire
allocation of rights until the end of the term of the
Transaction. The heirs of those Sasol Employees and Black
Managers who die will likewise succeed to their entire
allocation.
Forfeited vested rights to Sasol ordinary shares will be
available for re-allocation to new and existing Sasol
employees.
6.3      Subscription by the Employee Trusts for Sasol ordinary
shares
The subscription by the Employee Trusts for Sasol ordinary
shares will be facilitated by Sasol as follows.
-    The Employee Trusts, which will be funded by
contributions from Sasol, will collectively subscribe for
25,2 million Sasol ordinary shares at a nominal value of
R0,01 per share, for a total subscription price of R252
000.
-    Each subscription at nominal value will be subject to the
following pre-conditions:
-    the right to receive only 50% of the ordinary dividends
and none of the extra-ordinary dividends paid in respect
of the Sasol ordinary shares issued to the Employee
Trusts for the duration of the Transaction; and
-    Sasol’s Repurchase Right in terms of which Sasol is
entitled to repurchase a number of Sasol ordinary shares
from the Employee Trusts at a nominal value of R0,01 per
share. The number of shares will be calculated in
accordance with a predetermined formula which considers
the following:
•
the aggregate value of the Sasol ordinary shares issued
to the Employee Trusts based on R366 per share (i.e.
the 60 day VWAP of Sasol ordinary shares to 18 March

2008), escalated at 11,5% per annum for the Transaction
term;
•
the dividends not paid to the Employee Trusts resulting
from the pre-conditions attaching to their subscription
for Sasol ordinary shares; and
•
the market price of the Sasol ordinary shares at the
end of the Transaction term.
-    After Sasol has exercised its Repurchase Right and
subject to the forfeiture of vested rights outlined in
paragraph 6.2 above, each Sasol Employee and Black
Manager will receive a number of Sasol ordinary shares
having regard to the participant’s vested rights to those
shares.
-    Any shares and other assets remaining in the Employee
Trusts after the reallocation and distribution to new and
existing Sasol employees will be distributed to the
Foundation as residual vested beneficiary.
6.4      Governance of the Sasol Inzalo Schemes
Two of the trustees of the Sasol Inzalo Employee Trust will
be appointed by the Sasol Employees and one trustee will be
appointed by Sasol. The Black Managers and Sasol will each
appoint one trustee for the Sasol Inzalo Management Trust.
The trustees appointed by the Sasol Employees and Black
Managers will be independent of Sasol.
The trustees will exercise the voting rights attached to the
Sasol ordinary shares owned by the Employee Trusts in
accordance with the individual instructions of the Sasol
Employees and Black Managers. Where participants have not
given voting instructions, the trustees will exercise the
voting rights at their discretion.

7.
Sasol Inzalo Foundation
7.1      Introduction
The Foundation will own 1,5% of Sasol’s issued share
capital.
The vision of the Foundation is to significantly contribute
to sustainable socio-economic growth in South Africa by
focusing on skills development, primarily in mathematics,
science and technology. The Foundation will be formed for
that purpose. The Foundation will endure indefinitely.

7.1.1
Objectives and activities of the Foundation
The principal purpose of the Foundation will be to
carry on educational public benefit activities with an
emphasis on mathematics, science and technology. In
doing so, it shall act as a Broad-based Ownership
Scheme as contemplated in the Codes.

The trustees of the Foundation will give preference to
the following activities in achieving the objectives of
the Foundation:
-    alleviating the lack of skilled mathematics, science
and technology tuition in schools so as to boost the
number of pupils graduating with mathematics,
science and technology subjects and skills from
secondary schools, inter alia, through the
establishment of the Sasol Maths and Science Academy
as a secondary school aimin g to achieve a high level
of excellence in these areas based on
internationally recognised curricula;
-    boosting the vocational skills pool in South Africa,
inter alia, through working jointly with or making
donations to Further Education and Training Colleges
(“FET Colleges”), following on from the South
African Government’s ‘Adopt -an-FET’ initiative, in
an endeavour to address skills shortages in respect
of South African artisans generally. This will be
done, inter alia, by means of a nationwide drive to
use retired artisans and engineers:
-    as coaches to allow learners to complete the
practical component of their training and
consequently become qualified as artisans and
so become employable; and
-    to transfer their training skills to the FET
Colleges;
-    expanding the current Sasol Centres of Excellence
initiative to include needy tertiary institutions
and promoting success rates of secondary school
pupils in achieving entry into degree courses with a
mathematics, science and/or technology base and
graduating in those degrees and undertaking post-
graduate study, including:
-    the provision of bridging courses to enable
entry or continued participation in a tertiary
education institution; and
-    assisting with curriculum development for
tertiary institutions, with a st rong
mathematics, science and technology focus.

7.2      Subscription by the Foundation for Sasol ordinary shares
The subscription by the Foundation for Sasol ordinary shares will be facilitated by Sasol as follows:
-    The Foundation, which will be funded by a contribution
from Sasol, will subscribe for 9,5 million Sasol ordinary
shares at a nominal value of R0,01 per share. The total
subscription price will be R95 000.

-     Each subscription at nominal value will be subject to the
following pre-conditions:
•
the rights to receive only 5% of ordinary dividends and
none of the extra-ordinary dividends paid in respect of
the Sasol ordinary shares issued to the Foundation, for
the Transaction term; and
•
Sasol being entitled to repurchase a number of Sasol
ordinary shares, determined in accordance with a
formula, from the Foundation at the end of the term of
the Transaction (the “Repurchase Right”).
-     At the end of the Transaction term, Sasol may repurchase
from the Foundation a number of Sasol ordinary shares at
a nominal value of R0,01 per share. The number of
shares will be calculated in accordance with a
predetermined formula as described in paragraph 6.3
above.
After Sasol has exercised its Repurchase Right, the
Foundation will receive 100% of dividends declared by Sasol
on the Sasol ordinary shares owned by the Foundation and
will utilise such dividends to fund its activities.

7.3      Funding of activities of the Foundation
During the Transaction term, the operating and capital
expenditure of the Foundation will be funded from:
-    the dividends received from the Sasol ordinary shares
issued to the Foundation;
-    donations from the Sasol Group; and
-    funds raised from other donors.
It is envisaged that the Foundation will be self sufficient
as regards its operating expenses from inception.

7.4      Governance of the Foundation
The Foundation will be administered by a board of not less
than three trustees which will be appointed by Sasol. The
majority of the trustees will be Black People and 25% will
be black women. At least 50% of the trustees will be
independent of Sasol and not employed by the Foundation.
The trustees will not be beneficiaries of the Foundation.
The trustees will appoint a director to manage the day to
day operations and affairs of the Foundation.

8.
Participation by Selected Participants
8.1      Introduction

Selected Participants will indirectly own 1,5% of Sasol’s
issued share capital through Groups InvestCo and Groups
FundCo.
Pursuant to the request for the submission of expressions of interest by Black Groups that was published by Sasol on 16
and 17 September 2007 and again on 9 October 2007, Sasol
received a large number of expressions of interest. After
performing a comprehensive evaluation of the groups that
submitted expressions of interest, Sasol has selected a
number of groups to participate as Selected Participants and is currently finalising the terms of their participation in
the Transaction.
35 Broad-based Groups and 51 Involved Groups have accepted
an invitation to participate and will indirectly
participate, through Groups InvestCo, in 85% of the Sasol
Preferred Ordinary Shares to be issued to Groups FundCo.
The Involved Groups include Abrina 5604 Limited (“Abrina”)
(described further below) and the investment companies of
certain of Sas ol’s recognised trade unions.

Sasol is continuing the process of selecting, in its
discretion, appropriate Black Groups to acquire the balance
of 15% of the Sasol Preferred Ordinary Shares. The Black
Groups to be selected will have similar characteristics to
the Broad-based Groups and the Involved Groups that have
already been invited to participate in the Transaction.
In the interim, the Groups Facilitation Trust, a vehicle
created for this purpose, will subscribe for the balance of
15% of the Sasol Preferred Ordinary Shares. The Groups
Facilitation Trust will be funded by Sasol. The name and
description of the Selected Participants, together with,
inter alia, their respective shareholdings in Groups
InvestCo will be set out in the circular to shareholders
referred to in paragraph 17 below (“Circular”).

It is intended that the Broad-based Groups will play an
important role in assisting Sasol to increase South Africa’s skills pool.

Sasol retail convenience centres franchisees have
established Abrina which, subject to finalising its internal funding arrangements, has been invited to participate in an
indirect subscription of Sasol Preferred Ordinary Shares to
a value of R820 million. The shareholding in Abrina, which
is in the process of being finalised, is expected to be as
follows:
-    the employees of the individual franchisees (up to 3 900
employees) will benefit from 37,5% of the issued share
capital of Abrina through a trust; and

-    up to 234 shareholders representing approximately 100
franchise owners will hold 62,5% of the issued share
capital of Abrina.
It is anticipated that 85% of the interest that will be
taken up by Abrina in Groups InvestCo will be for the
benefit of Black People.

8.2      Terms for participation by Selected Participants
An agreement (“Governing Agreement”) and deeds of adherence
will be concluded between Sasol, Selected Participants,
Groups InvestCo and Groups FundCo in terms of which each
Selected Participant will undertake, inter alia, for the
duration of the Transaction term:
-    to comply with the provisions of the Governing Agreement,
failing which that Selected Participant will be obliged
to offer its shares in Groups InvestCo to the Groups
Facilitation Trust;
-    not to dispose of or encumber its ordinary shares in
Groups InvestCo, other than to the Groups Facilitation
Trust if a forced sale occurs;
-    to retain its BEE status and corporate structure (where
applicable);
-    for Broad-based Groups, continue to be involved in skills
development and/or community upliftment projects in
Sasolburg and Secunda; and
-    be managed in accordance with generally accepted
corporate governance principles.
The Selected Participants will be entitled to receive a
dividend of up to 5% of the dividend on Sasol Preferred
Ordinary Shares in proportion to their effective interest in
Sasol’s issued share capital, from the commencement of the
fourth year of the Transaction term, subject to the
financing requirements of Groups FundCo.
At the end of the Transaction term, the Sasol Preferred
Ordinary Shares will automatically be Sasol ordinary shares
and will then be listed on the JSE. At the time, Sasol
ordinary shares may need to be sold to redeem the preference share funding and to pay any costs and taxes incurred by
Groups FundCo. The Sasol ordinary shares remaining in
Groups FundCo may then be distributed to the Selected
Participants in proportion to their shareholding in Groups
InvestCo.
8.3      Subscription by Groups FundCo for Sasol Preferred Ordinary
Shares
Groups FundCo will subscribe for 9,5 million Sasol Preferred
Ordinary Shares funded by equity from Selected Participants
through Groups InvestCo and preference share funding. Other
than Abrina, the Selected Participants will subscribe for

ordinary shares in Groups InvestCo by contributing equity
equal to 5% for their first R50 million allocation of Sasol
Preferred Ordinary Shares and 10% of the value of their
effective allocation in excess of R50 million.
Abrina will contribute equity equal to 5% for its entire
allocation as it facilitates the participation of the
franchisees’ employees who are unable to contribute any
equity.

8.4      Governance
The Selected Participants will be entitled to appoint
directors to the boards of Groups FundCo and Groups
InvestCo. The boards of directors of Groups InvestCo and
Groups FundCo will comprise the same individuals. The
majority of the directors must be Black People and not less
than 40% must be black women.
Groups FundCo will, from inception, have full voting and
economic rights with regard to its 1,5% of Sasol’s issued
share capital.

9.
Participation by the Black Public

9.1      Introduction
The aim of the Sasol Inzalo Black Public Invitations is to
provide as many Black People as possible the opportunity to
acquire shares in Sasol. Participants in the invitations
will be Black People and Black Groups, including
partnerships, trusts and unincorporated groups such as
‘stokvels’. The Black Public could own 3% of Sasol’s issued
share capital, through their participation in the Funded
Invitation and Cash Invitation.
The total number of Sasol Preferred Ordinary Shares and
Sasol BEE Ordinary Shares issued to the Black Public under
the Sasol Inzalo Black Public Invitations will not exceed
18,9 million shares or 3% of Sasol’s issued share capital.
The Sasol Inzalo Black Public Invitation will be launched on or about 22 May 2008.
The National Empowerment Fund (“NEF”) and Sasol have entered into a memorandum of understanding in terms of which it has
been agreed that the NEF will assist Sasol with the
implementation of the Sasol Inzalo Black Public Invitations.
The NEF’s experience in designing, structuring and
implementing similar schemes, also places it in a unique
position to assist Sasol with the implementation of the
Sasol Inzalo Black Public Invitations.
9.2      Subscriptions in terms of the Sasol Inzalo Black Public
Invitation

In order to achieve the aim set out in paragraph 9.1 above,
an aggregate of 18,9 million Sasol Preferred Ordinary Shares and Sasol BEE Ordinary Shares will be made available for
allotment and issue to the Black Public. It is anticipated
that approximately 16,1 million Sasol Preferred Ordinary
Shares and approximately 2,8 million Sasol BEE Ordinary
Shares will be subscribed for by the Black Public under the
Sasol Inzalo Black Public Invitations. The actual number of
Sasol Preferred Ordinary Shares and Sasol BEE Ordinary
Shares issued will be dependent on the subscriptions
received under the respective invitations pursuant to which
Sasol will adjust the number of issued shares under each
invitation suc h that the total number of shares issued to
the Black Public will not exceed 18,9 million.
Funded Invitation
Public FundCo will subscribe for up to 18,9 million Sasol
Preferred Ordinary Shares as explained in paragraph 3,3 at
the Issue Price funded by equity from the Black Public
through Public InvestCo and preference share funding. The
Issue Price represents a discount of approximately 11% to
the Sasol closing share price on 18 March 2008. The Black
Public will subscribe for ordinary shares in Public InvestCo by contributing cash equal to 5% of the Issue Price for the
first 100 shares and 10% of the Issue Price for any
subscription in excess of 100 shares.

Cash Invitation
The Black Public will subscribe for up to 18,9 million Sasol
BEE Ordinary Shares as explained in paragraph 3.3 at the
Issue Price. Although the Black Public will be required to
contribute 100% of the subscription consideration, the Issue
Price represents a discount of approximately 11% to the
Sasol closing share price on 18 March 2008.
9.3      Terms for participation by the Black Public in the Funded
Invitation
The Funded Invitation makes use of funding facilitated by
Sasol in Public FundCo to reduce the cash contribution
required from the Black Public. Sasol’s objective is to
make the Funded Invitation accessible to as many Black
People and Black Groups as possible. Accordingly, the
minimum subscription will be for 25 shares, which will
represent a minimum subscription of R 458 at the Issue
Price.
In order to ensure the broadest possible base of
participants in the Funded Invitation, it is envisaged that
the allocation of shares to the Black Public will be made,
in Sasol’s discretion, from the bottom up, starting with
applications for the smallest number of shares.

Participants in the Funded Invitation may not dispose of
their ordinary shares in Public InvestCo for the first three years after inception. Thereafter, for the remainder of the
Transaction term, trading of the Public InvestCo ordinary
shares will be allowed with other Black People or Black
Groups through an over-the-counter trading mechanism.
Participants in the Funded Invitation may not encumber their shares in Public InvestCo before the end of the Transaction
term.
The Black Public will be entitled to receive a dividend of
up to 5% of the dividend on the Sasol Preferred Ordinary
Shares in proportion to their effective interest in Sasol’s
issued share capital, from the commencement of the fourth
year of the Transaction term, subject to the financing
requirements of Public FundCo.
At the end of the Transaction term, the Sasol Preferred
Ordinary Shares will automatically be Sasol ordinary shares
and will then be listed on the JSE. At the time, Sasol
ordinary shares may need to be sold to redeem the
outstanding preference share funding and to pay any costs
and taxes incurred by Public FundCo. The Sasol ordinary
shares remaining in Public FundCo may then be distributed to the Black Public in proportion to their shareholding in
Public InvestCo.

9.4      Governance of Public FundCo and Public InvestCo
The shareholders of Public InvestCo will be entitled to
appoint directors to the boards of Public FundCo and Public
InvestCo. The boards of directors of Public FundCo and
Public InvestCo will comprise the same individuals. The
majority of the directors must be Black People and not less
than 40% must be black women.
Public FundCo will, from inception, have full voting and
economic rights with regard to its interest in Sasol’s
issued share capital.

9.5      Terms for participation in the Cash Invitation
The Cash Invitation allows members of the Black Public that
so choose to invest directly in Sasol BEE Ordinary Shares at the Issue Price. The minimum subscription will be for 10
shares or such other number of shares as may decided by
Sasol in its discretion, which will represent a minimum
subscription of R 3 660 at the Issue Price. This invitation
aims to cater for investors with more funds available to
invest, who wish to obtain direct exposure to Sasol shares
and who may have a shorter investment time horizon.
Participants in the Cash Invitation will receive dividends
per share simultaneously with, and equal to, Sasol ordinary

shareholders. In addition, they will be entitled to exercise the voting rights attaching to their Sasol BEE Ordinary
Shares.
Participants in the Cash Invitation will be entitled to
encumber their Sasol BEE Ordinary Shares, provided that
these shares continue to be owned by members of the Black
Public for the duration of the Transaction term.
In order to en sure the broadest possible base of
participants in the Cash Invitation, it is envisaged that
the allocation of shares to the Black Public will be made,
in Sasol’s discretion, from the bottom up, starting with
applications for the smallest number of shares.

At the end of the term of the Transaction, the Sasol BEE
Ordinary Shares will automatically be Sasol ordinary shares
and will then be listed on the JSE.

Should circumstances so require, Sasol may amend the
structure relating to the Cash Invitation and, if so,
shareholders will be advised of the change in the Circular .
10.      Funding of Selected Participants and Black Public
participating in Funded Invitation
The Selected Participants and the Black Public participating in the Funded Invitation will indirectly participate in
Sasol through their respective interests in Groups InvestCo
and Public InvestCo (collectively, the “Investment
Companies”) and the Funding Companies.
10.1     Subscription by the Funding Companies for Sasol Preferred
Ordinary Shares and the funding thereof
The Funding Companies will subscribe for Sasol Preferred
Ordinary Shares in Sasol’s issued share capital at the Issue
Price. The subscription will be funded by a combination of:
-    equity received from the Investment Companies;
-    preference shares (A, B and C Preference Shares)
subscribed for by the Financing Institutions; and
-    D preference shares subscribed for by Sasol (“D
Preference Shares”).
The funding that is required by Groups FundCo and Public
FundCo to subscribe for Sasol Preferred Ordinary Shares at
the Issue Price is outlined in the table below.

Funding required          (R million)
Sources of funding Groups
FundCo
Public
FundCo*
Total
EQUITY 220 400 620
PREFERENCE SHARES 3 256 5 510 8 766
A Preference Shares 900 1 530 2 430
B Preference Shares 450 765 1 215
C Preference Shares 950 1 900 2 850
D Preference Shares 956 1 315 2 271
Total 3 476 5 910 9 386
* assuming that 16,1 million Sasol Preferred Ordinary Shares will be subscribed for by Public FundCo at the Issue Price
and that 2,8 million Sasol BEE Ordinary Shares will be
subscribed for by the Black Public, under the Cash
Invitation, at the Issue Price

Equity contributions
R 220 million of equity will be required to fund Groups
FundCo. The Selected Participants that have accepted the
invitation to participate are expected to contribute
R 170 million through their investment in Groups InvestCo.
The remainder of the equity will be contributed by the
Groups Facilitation Trust.
It is estimated that an amount of R400 million will be
contributed as equity by the Black Public.

Preference share funding
The A, B and C Preference Shares will be raised in the
market by the appointed arrangers namely Rand Merchant Bank, a division of FirstRand Bank Limited, and The Standard Bank
of South Africa Limited (the “Arrangers”), through a
competitive bidding process. Sasol has received funding
commitments from the Financing Institutions and is in the
process of concluding the funding agreements. The average
cost of the preference share funding raised, as at
18 March 2008, is estimated to be 10,8% per annum.

The A Preference Shares totalling approximately R 2 430
million in value will be senior preference shares with a
fixed dividend rate linked to the prime lending rate. It is
anticipated that 50% or more of the initial capital of the A
Preference Shares will be redeemed over the term of the
Transaction (commencing after the expiry of three years from the commencement of the Transaction term). The A Preference
Shares will be secured against the ordinary shares in the
relevant Funding Company held by the relevant Investment
Company. Neither of the Funding Companies is permitted to
dispose of or encumber the Sasol Preferred ordinary Shares
and other assets owned by such Funding Company.

The B Preference Shares totalling approximately
R 1 215 million in value will be mezzanine preference shares with a fixed dividend rate linked to the prime lending rate.
The dividends on the B Preference Shares will be fully
serviced over the term of the Transaction but no preference
shares will be redeemed during this period. The B
Preference Shares will be subordinated to the A Preference
Shares.
The C Preference Shares totalling a minimum of R 2 850
million in value will be issued at a floating dividend rate
linked to the prime lending rate. The C Preference Shares
will receive some cash dividends from the start of the
seventh year after the commencement of the Transaction, but
the majority of the dividends will accumulate and will be
settled at the end of the Transaction term. The C
Preference Shares will be subordinated to the A and B
Preference Shares and secured against a Sasol guarantee.

Sasol will subscribe for D Preference Shares to fund the
shortfall of R 2 271 million between the amount required to
subscribe for the Sasol Preferred Ordinary Shares and the
aggregate funding raised through the equity contributions
from Selected Participants and the Black Public
participating in the Funded Invitation and the issue of the
A, B and C Pre ference Shares. The D Preference Shares will
be issued at a floating dividend rate linked to the prime
lending rate and will be subordinated to the A, B and C
Preference Shares. The D Preference Shares will not receive
any cash dividends for the duration of the transaction but
will, in all other respects, have substantially the same
rights, privileges and conditions as the C Preference
Shares.

Should the subscriptions received in terms of the Funded
Invitation differ from the subscriptions envisaged in
paragraphs 3.3, the funding packages for the A, B and C
Preference Shares can be adjusted up to a maximum aggregate
amount of R6 900 million.
11.      Facilitation by Sasol
Sasol intends to facilitate the Transaction as follows:
-    in respect of the Employee Schemes, Sasol will fully
facilitate the acquisition of the Sasol Ordinary Shares
at nominal value by the Employee Trusts, subject to
Sasol’s Repurchase Right at the end of the Transaction
term;
-    Sasol will fully facilitate the acquisition of the Sasol
ordinary shares at nominal value by the Foundation,
subject to Sasol’s Repurchase Right at the end of the
Transaction term;
-    in respect of the Funding Companies:

•
Sasol will facilitate the subscription for C Preference
Shares by Financing Institutions through the provision
of a guarantee;
•
Sasol will subscribe for D Preference Shares to fund
the shortfall between the amount required to subscribe
for the Sasol Preferred Ordinary Shares and the
aggregate funding raised through the equity
contributions from Selected Participants and the Black
Public and the issue of the A, B and C Preference
Shares; and
•
Sasol will fund the Groups Facilitation Trust and the
Public Facilitation Trust to subscribe for shares that
are not subscribed for by Selected Participants and the
Black Public; and
-     issuing the Sasol Preferred Ordinary Shares and the Sasol
BEE Ordinary Shares at the Issue Price which is below the
closing price of R 410 per share as at 18 March 2008.

The impact of Sasol’s facilitation (“share-based payment
charge”), which is a non-cash cost with no impact on the net asset value of the Company, is expected to be approximately R 7
082 million for the duration of the Transaction. This equates to
2,8% of Sasol’s market capitalisation which is in line with
comparable, recently concluded, BEE transactions. The share-
based payment charge is calculated in accordance with
International Financial Reporting Standard (“IFRS”) 2 – Share-
based Payment, and is further based on the Issue Price and other prevailing market conditions. Changes in the closing price of the Sasol ordinary share at 18 March 2008 and at the date on which all relevant conditions are fulfilled, as well as changes in the other market conditions, could give rise to significant movements in this expense.
12.      Illustrative pro forma financial effects
The unaudited pro forma financial effects of the Transaction and in particular the specific issues of shares for cash,
which are the responsibility of the Sasol directors, have
been prepared for illustrative purposes only and, due to the nature thereof, they may not fairly represent Sasol’s
financial position, changes in equity, results of operations or cash flows. The unaudited pro forma financial effects
assume that the Transaction had been fully implemented on
1 July 2007. It does not purport to be indicative of what
the financial results would have been had the Transaction
been implemented on a different date. The unaudited pro
forma financial effects of the Transaction are based on the
assumptions set out in the notes below and include
assumptions on the closing share price which can only be
determined in the future.

The unaudited pro forma financial effects are presented in a manner consistent in all respects with IFRS and Sasol’s
accounting policies.
The Transaction has a positive effect on Sasol’s net asset
value per share and a marginal impact on the unaudited pro
forma annualised earnings excluding the share-based payment
charge.
The unaudited pro forma financial effects of the Transaction are set out in the table below:
Before1
After
Percentage

change
(%)
(six months)
Percentage

change
(%)
(annualised) 2
Attributable earnings per share4 cents
1 505
943
(37,3)
(21,2)
Attributable earnings per share
(excluding the share-based
payment charge)4

cents
1 505
1 484
(1,4)
(0,8)
Diluted earnings per share5
cents
1 485
931
(37,3)
(21,2)
Headline earnings per share
cents
1 456
895
(38,6)
(21,9)
Net asset value per share
cents
10 147
10 249
1,0
-
Net tangible asset value per
share
cents
9 946
10 049
1,0
-
Weighted average number of
shares in issue6
million
607,7
610,7
0,5
-
Diluted weighted average number
of shares in issue7
million
616,0
619,0
0,5
-

Notes and assumptions:
1.
The unaudited pro forma financial information before the
implementation of the Transaction is based on the reviewed
financial position of the Sasol Group at 31 December 2007
and the results of its operations for the six months ended
31 December 2007.
2. The results of the Sasol Group’s operations for the six
months ended 31 December 2007 has been annualised, purely
for illustrative purposes, in order to demonstrate the
impact of the Transaction on Sasol for a full year. The
unaudited pro forma financial effects of the Transaction
for the six months ended 31 December 2007 are distorted due
to a significant portion of share-based payment charge
(which is discussed in note 4 below) being recognised
immediately at implementation.
3.
The unaudited pro forma financial information per share
after the Transaction is based on the assumptio ns that:
a.      the Transaction was implemented with effect from
1 July 2007 for calculation of the income statement

effects and on 31 December 2007 for calculation of
the statement of financial position effects;

b.     34,7 million Sasol ordinary shares were issued, at
nominal value of R0,01 per share, to the Employee
Trusts and the Sasol Inzalo Foundation;
c.     25,6 million Sasol Preferred Ordinary Shares were
issued to the Funding Companies at the Issue Price of
R 366 per share, which represents a discount of
approximately 11% to the Sasol closing price of
R 410 per share on 18 March 2008;
d.     2,8 million Sasol BEE Ordinary Shares were issued to
the Black Public under the Cash Invitation at the
Issue Price;

e.      the Employee Trusts, Sasol Inzalo Foundation and the
Funding Companies are consolidated for accounting
purposes. In this regard any shares issued to these
entities are regarded as treasury shares for
accounting purposes and are excluded from the above
calculations;

f.      the preferred ordinary dividend per share in respect
of the 25,6 million Sasol Preferred Ordinary Shares
issued to the Funding Companies for the six months
ended 31 December 2007 amounts to R16,00 per annum;
g.      based on prevailing market rates, the average cost of
the preference share funding raised as at
18 March 2008 is estimated at 10,8% per annum; and

h.      the impact of all other movements in cash have been
calculated at the average of the relevant prevailing
market rates over the six months ended 31
December 2007.
4. In accordance with IFRS 2 – Share-based Payment,
attributable earnings for the six months ended 31
December 2007 has been reduced by R 3 303 million.
The total share-based payment charge for the Transaction
amounts to R 7 082 million for the full Transaction term.
The facilitation by Sasol giving rise to the share-based
payment charge is outlined in paragraph 11.

The share-based payment charge associated with the Employee
Trusts amounts to R 4 221 million for the full Transaction
term and will be expensed in the income statement over the
ten year period. The charge for the six months ended 31
December 2007 therefore amounts to R 442 million.

The share-based payment charge of R 2 861 million
attributable to the participation of the other BEE
Shareholders is recognised immediately in the income
statement when all relevant conditions have been fulfilled.
5. The diluted earnings per share is calculated by dividing
earnings by the diluted weighted average number of shares
in issue for the period.
6.
The weighted average number of shares excludes the shares
issued to the Employee Trusts, the Foundation and the
Funding Companies, which shares are treated as treasury
shares. The weighted average number of shares includes the
2,8 million Sasol BEE Ordinary Shares issued to the Black
Public under the Cash Invitation.
7.
The diluted weighted average number of shares in issue for
the period ended 31 December 2007 does not assume the
effect of any Sasol ordinary shares that may be sold in
order to settle the outstanding debt under the A and B
preference share funding as the effect thereof is anti-
dilutive.
13.      Fulfilment of conditions
The Transaction is subject to the fulfilment of the
following conditions:
•
the signature of the agreements required to implement the
Transaction;
•
the approval by Sasol’s shareholders of the Transaction;
•
the approval by the JSE of the Transaction; and
•
registration of the special resolutions by the Companies
and the Intellectual Property Registration Office
(“CIPRO”).
14.      Fairness opinion
The Board has appointed Deloitte to prepare a fairness
opinion in respect of the terms of the Sasol Preferred
Ordinary Shares and the Sasol BEE Ordinary Shares. Deloitte
has advised the Board, on a preliminary basis, that the
terms of the Sasol Preferred Ordinary Shares and the Sasol
BEE Ordinary S hares are fair to Sasol shareholders.
Deloitte’s fairness opinion will, however, be formalised and finalised at the last practicable date prior to the
publication of the relevant Circular to Sasol shareholders
and will be based on financial, regulatory, securities
market and other conditions prevailing at that time.

15.      Salient dates and times

2008
Circular and notice of general meeting
posted to Sasol shareholders on
Last day for receipt of forms of proxy
for the general meeting by 09:00 on
   Monday, 21 April
  Thursday, 15 May
General meeting to be held at 09:00 at
the registered office of Sasol on
      Friday, 16 May
Results of the general meeting released
on SENS on
      Friday, 16 May
Special resolutions lodged with CIPRO on
or about
   Monday, 19 May
Results of the general meeting published
in the press on
   Monday, 19 May
These dates and times are subject to change. Any material
change will be published on SENS and in the press.

16.      General meeting
A general meeting of shareholders (“General Meeting”) will
be held at 09:00 on Friday, 16 May 2008, at the registered
office of Sasol, 1 Sturdee Avenue, Rosebank, Johannesburg,
2196, to consider and, if deemed fit, pass, with or without
modification, the special and ordinary resolutions required
to implement the Transaction.

17.      Further documentation
A Circular setting out the full terms of the Transaction and convening the General Meeting will be posted to shareholders on or about 21 April 2008.
A prospectus containing the details of the Sasol Inzalo
Black Public Invitations will be made available at selected
South African Post Offices in due course.
18.      WITHDRAWAL OF CAUTIONARY ANNOUNCEMENT
Shareholders are advised that caution is no longer required
when dealing in their Sasol ordinary shares.
Rosebank
25 March 2008

Merchant bank and transaction sponsor
RAND MERCHANT BANK
(A division of FirstRand Bank Limited)

Legal adviser
Edward Nathan Sonnenbergs Inc

Independent expert
Deloitte & Touche Corporate Finance

Reporting accountants and auditors
KPMG Inc.

Sponsor
Deutsche Securities (SA) (Proprietary) Limited
Disclaimer – Forward-looking statements
We may in this document make statements that are not historical facts and relate to analyses and other information based on
forecasts of future results and estimates of amounts not yet determinable. There are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words
such as "believe", "anticipate", "expect", "intend", "seek",
"will", "plan", "could", "may", "endeavour" and "project" and similar expressions are intended to identify such forward-looking statements, but are not exclusive means of identifying such
statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and
specific, and there are risks that predictions, forecasts,
projections and other forward-looking statements will not be achieved. If one or more of these risks materialize, or should underlying assumptions prove incorrect, actual results may be very different from those anticipated. The factors that could cause our actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements are discussed more fully in our annual report under the Securities Exchange Act of 1934 on Form
20-F filed on 21 November 2007 and in other filings with the
United States Securities and Exchange Commission. Forward-looking statements apply only as of the date on which they are made and
Sasol does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

The Sasol shares that will be allocated in terms of the BEE
transaction have not been and will not be registered with the
United States Securities and Exchange Commission under the US
Securities Act of 1933, as amended, or any securities laws of any state of the United States and may not be offered or sold in the
United States absent an exemption from registration requirements.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 March 2008
By:
/s/ N L Joubert
Name:   Nereus Louis Joubert
Title:     Company Secretary